UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of May, 2011

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. (the “Company”) held an extraordinary general meeting of shareholders on May 12, 2011 at Euro Park, Italy House, Yakum, Israel (the “Extraordinary General Meeting”).  At the Extraordinary General Meeting, James Kedrowski was elected to the Company’s board of directors (the “Board of Directors”) to serve until the close of the next annual general meeting of shareholders.  Also, the remuneration of members of the Board of Directors was approved and ratified, by the required majority, as set forth in the notice of the Extraordinary General Meeting and proxy statement filed with the Securities and Exchange Commission as a Form 6-K on April 7, 2011 (the “Proxy Filing”).

The Company’s shareholders also approved, by the required majority, the undertakings of the Company to indemnify persons who are serving, currently and from time to time in the future, as directors of the Company, pursuant to an indemnification agreement substantially in the form presented to the shareholders as part of the Proxy Filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer & Director